SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

BUSINESS OBJECTS S.A.

(Name of Issuer)

American depositary shares, each representing one ordinary share

(Title of Class of Securities)

12328X107

(CUSIP Number)

William L. Hudson

New SAC

c/o Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

(831) 438-6550

and

Alan Austin

c/o Silver Lake Partners, L.P.

2725 Sand Hill Road, Suite 150

Menlo Park, CA 94133

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12328X107	13D	Page 2 of 21

1.	Name of Reporting Person: New SAC I.R.S. Identification Nos. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds*: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,555,463 8. Shared Voting Power 1,081,866 9. Sole Dispositive Power 20,555,463 10. Shared Dispositive Power 1,081,866

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,637,329

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person CO

CUSIP No. 12328X107	13D	Page 3 of 21

1.	Name of Reporting Person: CB Cayman I.R.S. Identification Nos. of above person (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds*: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,081,866 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,081,866 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,081,866

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person CO

CUSIP No. 12328X107	13D	Page 4 of 21

1.

Name or Reporting Person: Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P. and Silver Lake (Offshore) AIV GP Ltd. (the “SLP Affiliates”)

I.R.S. Identification Nos. of above person (Entities Only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source Of Funds*: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 21,637,329 (1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 21,637,329 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 21,637,329 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person CO, PN

(1) All shares held by New SAC or CB Cayman. As stockholders of approximately 31.80% of the outstanding ordinary shares of New SAC as of December 9, 2003, the SLP Affiliates may be deemed to share voting and/or dispositive power over shares held by New SAC and CB Cayman. However, each of the SLP Affiliates disclaims beneficial ownership of such shares. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Edward J. Zander, Alan Austin and Integral Capital Partners SLP LLC. Each of the persons and entities identified above disclaims beneficial ownership of shares held by New SAC and CB Cayman except to the extent of any pecuniary interest therein.

CUSIP No. 12328X107	13D	Page 5 of 21

1.	Name or Reporting Person: TPG SAC Advisors III Corp. I.R.S. Identification Nos. of above person (Entities Only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source Of Funds*: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 21,637,329 (1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 21,637,329 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 21,637,329 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person CO

(1) All shares held by New SAC or CB Cayman. TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which owns approximately 22.08% of the outstanding ordinary shares of New SAC as of December 9, 2003. TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. The shareholders of TPG SAC Advisors III Corp. may be deemed to share voting and/or dispositive power with respect to 21,637,329 shares of Issuer held by New SAC and CB Cayman. However, each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of such shares.

CUSIP No. 12328X107	13D	Page 6 of 21

1.

Name or Reporting Person: August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P., August Capital Associates III, L.P. and August Capital Management III, L.L.C. (collectively, the “August Entities:), and David F. Marquardt, John R. Johnston and Andrew S. Rappaport (collectively, the “August Individuals”).

I.R.S. Identification Nos. of above person (Entities Only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source Of Funds*: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Delaware as to August Entities; U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 21,637,329 (1) 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 21,637,329 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 21,637,329 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11): 22.8%

14.	Type of Reporting Person PN, OO, IN

(1) All shares held by New SAC or CB Cayman. As stockholders of approximately 11.39% of the outstanding ordinary shares of New SAC as of December 9, 2003, and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share voting and/or dispositive power over shares held by New SAC and CB Cayman. However, the August Entities and August Individuals disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

CUSIP No. 12328X107	13D	Page 7 of 21

Item 1	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to American depositary shares, each representing one ordinary share, nominal value EUR 0.10 per share of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (the “Issuer”) (such shares, whether in the form of ordinary shares or American depositary shares, “Business Objects Shares”). The principal executive offices of the Issuer are located at 3030 Orchard Parkway, San Jose, California 95134.

Item 2	Identity and Background.

This Schedule 13D is being filed by (i) New SAC, (ii) CB Cayman, (iii) Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman L.P. and Silver Lake (Offshore) AIV GP Ltd. (collectively, the “SLP Affiliates”), (iv) TPG SAC Advisors III Corp. (“TPG”) and (v) August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P., August Capital Associates III, L.P. and August Capital Management III, L.L.C. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston and Andrew S. Rappaport (collectively, the “August Individuals” and together with New SAC, CB Cayman, the SLP Affiliates, TPG, the August Entities and the August Individuals, the “Reporting Persons”).

Each of New SAC and CB Cayman is an exempted company incorporated with limited liability under the laws of the Cayman Islands whose principal business is investing in securities and whose principal office is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. CB Cayman is a wholly-owned subsidiary of New SAC. Set forth on Schedule A hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the executive officers and directors of New SAC and CB Cayman.

Each of Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Partners Cayman L.P. is an exempted limited partnership under the laws of the Cayman Islands. Silver Lake (Offshore) AIV GP Ltd. is an exempted limited company under the laws of the Cayman Islands. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P., an exempted limited partnership under the laws of the Cayman Islands. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Edward J. Zander, Alan Austin and Integral Capital Partners SLP LLC, a Delaware limited liability company. Each of the SLP Affiliates and Silver Lake Technology Associates Cayman, L.P. has the principal business of investing in securities and a principal office of 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025. Set forth on Schedule B hereto is the (i) name, (ii) business address, (iii) principal occupation or employment and (iv) citizenship of each of the executive officers and directors of Silver Lake (Offshore) AIV GP Ltd. As of December 9, 2003, the SLP Affiliates are stockholders of approximately 31.8% of the outstanding ordinary shares of New SAC.

CUSIP No. 12328X107	13D	Page 8 of 21

TPG is an exempted company incorporated with limited liability under the laws of the Cayman Islands whose principal office is c/o Texas Pacific Group, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The shareholders of TPG are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. Set forth on Schedule C hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the executive officers and directors of TPG. TPG is the general partner of TPG SAC GenPar III, L.P. (“TPG GenPar”), which is the general partner of SAC Investments, L.P. (“SAC Investments”), which owns approximately 22.08% of the outstanding ordinary shares of New SAC as of December 9, 2003. The principal business of TPG is to serve as the general partner of TPG GenPar, which is a Cayman Islands exempted limited partnership whose principal business is to serve as the general partners of SAC Investments. SAC Investments is a Cayman Islands exempted limited partnership engaged in making investments in securities of public and private corporations.

Each of August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P. and August Capital Associates III, L.P. is a Delaware limited partnership and August Capital Management III, L.L.C. is a Delaware limited liability company. The general partner of August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P. and August Capital Associates III, L.P. is August Capital Management III, L.L.C. (the “General Partner”). Each of the August Entities has a principal business of investing in securities and a principal office at 2480 Sand Hill Road, Suite 101, Menlo Park, California 94025. Set forth on Schedule D hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the investment members of the General Partner. Each of the August Individuals is a U.S. citizen with a principal business address at c/o August Capital III, L.P., 2480 Sand Hill Road, Suite 101, Menlo Park, California 94025. The principal occupations of the August Individuals are specified in Schedule D hereto. The August Entities and August Individuals are stockholders of approximately 11.39% of the outstanding ordinary shares of New SAC as of December 9, 2003 and/or control persons of such stockholders.

During the past five years none of the Reporting Persons and, to the best of their knowledge, none of the other entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 12328X107	13D	Page 9 of 21

Item 3	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of an Agreement and Plan of Merger, dated as of July 18, 2003, as amended (a copy of which agreement and amendment are included as Exhibits 3 and 4 hereto) (the “Merger Agreement”), the Issuer agreed to acquire Seagate Software (Cayman) Holdings Corporation (“SSCH”) and its subsidiary, Crystal Decisions, Inc. (“Crystal”). Subsidiaries of the Issuer were merged with and into SSCH (the “SSCH Merger”) and Crystal (the “Crystal Merger”) on December 11, 2003. New SAC and CB Cayman were the holders of all the outstanding shares of common stock of SSCH at the time of the SSCH Merger, and as consideration for such shares of SSCH common stock, New SAC received 20,555,463 Business Objects Shares and CB Cayman received 1,081,866 Business Object Shares.

References to and descriptions of the Merger Agreement set forth in above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.

Item 4	Purpose of Transaction.

The response to Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

As described in Item 3 above, New SAC and CB Cayman acquired 21,637,329 Business Objects Shares in the SSCH Merger connection with the acquisition of SSCH by Business Objects.

The Reporting Persons may dispose of some or all of their interest in the securities of Issuer held by them in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights outlined in Item 6 of this Schedule 13D, or otherwise, depending on market conditions and other factors.

New SAC and CB Cayman have entered into an Amended and Restated Stockholders Agreement, dated as of October 15, 2003 (a copy of which is included as Exhibit 5 hereto) (the “Issuer Stockholder Agreement”) with the Issuer and certain shareholders of New SAC and CB Cayman which contains certain limitations on the ability of New SAC, CB Cayman and such New SAC shareholders to dispose of the Business Objects Shares received by New SAC and CB Cayman in the SSCH Merger or to acquire additional Business Objects Shares. The terms of the Issuer Stockholder Agreement are described in more detail in Item 6 below.

Although the foregoing represents the range of activities that may be taken by the Reporting Persons with respect to the Issuer, the possible activities are subject to change at any time. All such activities would be performed in compliance with all applicable laws and regulations.

Except as set forth above, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other entities or persons identified in Item 2 hereof, has any current plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to develop such plans in the future.

CUSIP No. 12328X107	13D	Page 10 of 21

References to and descriptions of the Issuer Stockholder Agreement set forth in above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of the Issuer Stockholder Agreement.

Item 5	Interest in Securities of the Issuer.

The response to Items 2, 3, 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference with respect to the number and percentage of Business Objects Shares to which such Reporting Person and the other entities or persons identified in Item 2 may be deemed to have shared or sole voting or dispositive power or to beneficially own. By virtue of the relationships described in Item 2, each of the Reporting Persons and the other entities or persons identified in Item 2 may be deemed to share indirect beneficial ownership of the Business Objects Shares directly owned by New SAC and CB Cayman, but each Reporting Person (other than New SAC and CB Cayman) and each other entity or person identified in Item 2 hereof hereby disclaims any such beneficial ownership.

As of the date hereof, New SAC beneficially owned in the aggregate 21,637,329 Business Objects Shares, representing approximately 22.8% of the outstanding Business Objects Shares, including 1,081,866 Business Objects shares held directly by New SAC’s wholly-owned subsidiary, CB Cayman, which represent 1.1% of the outstanding Business Objects Shares.

All percentages set forth on the cover page of this Schedule 13D and in this Item 5 are calculated based upon information provided to the Reporting Persons by the Issuer that as of December 11, 2003 there were 94,847,258 Business Objects Shares outstanding.

(c) Except as set forth in Item 3 or this Item 5, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, without independent verification, none of the other persons identified in Item 2 hereof has effected any transaction during the past 60 days in any Business Objects Shares. Mr. Roux, who is identified in Item 2 as a shareholder of Silver Lake (Offshore) AIV GP Ltd., and Mr. Chang, who is identified in Item 2 as a shareholder of TPG, each held shares of Crystal common stock at the time of the Crystal Merger which were converted into Business Objects Shares. As a result, each of Mr. Roux and Mr. Chang acquired 20,194 Business Objects Shares in the Crystal Merger. The Issuer’s shareholders have also approved, as of December 11, 2003, the future grant by the Issuer’s board of directors to Mr. Roux of warrants to purchase up to 15,000 Business Objects Shares in connection with Mr. Roux’s appointment to the Issuer’s board of directors after the Crystal Merger.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Business Objects Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 12328X107	13D	Page 11 of 21

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

In connection with the SSCH Merger, New SAC and CB Cayman and certain of New SAC’s shareholders (collectively, the “Shareholders”) entered into the Issuer Stockholder Agreement, under which the Shareholders agreed to be subject to certain standstill restrictions and transfer restrictions with respect to the Business Objects Shares received by New SAC and CB Cayman under the Merger Agreement, and were granted certain registration rights by the Issuer with respect to such Business Objects Shares as well as certain board representation rights, in each case as further described below.

Under the terms of the standstill restrictions applicable to the Shareholders under the Issuer Stockholder Agreement, until such time as the Shareholders collectively beneficially own less than 10% of the outstanding Business Objects Shares, subject to certain exceptions, the Shareholders agree that they will not take certain actions including, among others, acquiring, directly or indirectly, any voting stock of the Issuer, soliciting proxies from shareholders of the Issuer, calling a shareholder meeting, initiating certain proposals or depositing shares in a voting trust.

The transfer restrictions under the Issuer Stockholder Agreement, subject to certain exceptions, prohibit transfers by New SAC and CB Cayman of the Business Objects Shares received by them pursuant to the Merger Agreement prior to March 11, 2004. Thereafter, transfers of such shares by the Shareholders remain subject to certain volume limitations until March 11, 2005, and to certain other specified restrictions on manner of sale thereafter.

The Issuer Stockholder Agreement grants the Shareholders certain rights, which expire on December 11, 2014, to register the Business Objects Shares received by New SAC and CB Cayman under the Merger Agreement. Subject to certain limitations and minimum offering size requirements, certain of the Shareholders may require that the Issuer file a registration statement to register their Registrable Securities (as defined in the Issuer Stockholder Agreement) for public resale, including an unlimited number of registrations on Form S-3. If the Issuer files a registration statement to register Business Objects Shares on its own behalf in connection with the public offering of such securities for cash, the Shareholders may also request, subject to certain limitations, that their Registrable Securities be included in such registration. In connection with any registration statement filed pursuant to the Issuer Stockholder Agreement, the Issuer and the holders of Registrable Securities have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933, as amended.

The Issuer Stockholder Agreement also entitles New SAC to nominate a director of the Issuer so long as the Shareholders own at least 10% of the outstanding Business Objects Shares. New SAC has exercised this right by nominating Mr. Roux to Issuer’s board.

CUSIP No. 12328X107	13D	Page 12 of 21

The Shareholders have also entered into an Amended and Restated Stockholders Agreement dated as of October 15, 2003 (a copy of which is included as Exhibit 6 hereto) (the “New SAC Shareholder Agreement”) containing certain other agreements among the Shareholders with respect to transfers by New SAC and CB Cayman of the Business Objects Shares received by them in the SSCH Merger.

References to and descriptions of the Issuer Shareholder Agreement and the New SAC Shareholder Agreement as set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other entity or person identified in Item 2 or any of the persons listed on Schedules A, B, C or D is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing (filed herewith).

Exhibit 2	Reference to Mark G. Wilson as Attorney-in-Fact (filed herewith).

Exhibit 3	Agreement and Plan of Merger, dated as of July 18, 2003, by and among the Issuer, Borg Merger Sub I, Inc., Borg Merger Sub II, Inc., Borg Merger Sub III, Inc., SSCH and Crystal (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K, filed by the Issuer on July 25, 2003, File No. 000-24720).

Exhibit 4	First Amendment to Agreement and Plan of Merger, dated as of August 29, 2003, by and among the Issuer, Borg Merger Sub I, Inc., Business Objects Americas, Inc. (as assignee of Borg Merger Sub II, Inc.), Borg Merger Sub III, Inc., SSCH and Crystal (incorporated by reference from Exhibit 2.2 of the Current Report on Form 8-K, filed by the Issuer on September 5, 2003, File No. 000-24720).

Exhibit 5	Amended and Restated Stockholders Agreement, dated as of October 15, 2003, by and among the Issuer, New SAC, CB Cayman and certain shareholders of New SAC (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K, filed by the Issuer on October 17, 2003, File No. 000-24720).

Exhibit 6	Amended and Restated Stockholders Agreement, dated as of October 15, 2003, by and among the New SAC, CB Cayman and certain shareholders of New SAC (filed herewith).

CUSIP No. 12328X107	13D	Page 13 of 21

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003

NEW SAC

By:	/S/ WILLIAM L. HUDSON

Name:	William L. Hudson
Title:	Executive Vice President, General Counsel & Corporate Secretary

CB CAYMAN

By:	/S/ WILLIAM L. HUDSON

Name:	William L. Hudson
Title:	Executive Vice President, General Counsel & Corporate Secretary

CUSIP No. 12328X107	13D	Page 14 of 21

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By: Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ ALAN AUSTIN

Name:	Alan Austin
Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By: Silver Lake Technology Associates Cayman, L.P., its general partner

By: Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ ALAN AUSTIN

Name:	Alan Austin
Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By: Silver Lake Technology Associates Cayman, L.P., its general partner

By: Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ ALAN AUSTIN

Name:	Alan Austin
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ ALAN AUSTIN

Name:	Alan Austin
Title:	Director

CUSIP No. 12328X107	13D	Page 15 of 21

TPG SAC ADVISORS III CORP.

		By:	/S/ RICHARD A. EKLEBERRY

		Name:	Richard A. Ekleberry
		Title:	Vice President

August Entities:
August Capital III, L.P. August Capital Strategic Partners III, L.P. August Capital Management III, L.L.C. August Capital Associates III, L.P.

		By:	/S/ MARK G. WILSON

Mark G. Wilson, Attorney-in-Fact for the above listed entities

August Individuals:
John R. Johnston David F. Marquardt Andrew S. Rappaport

		By:	/S/ MARK G. WILSON

Mark G. Wilson, Attorney-in-Fact for the above listed individuals

CUSIP No. 12328X107	13D	Page 16 of 21

Schedule A

Directors and Executive Officers of New SAC and CB Cayman

Name	Business Address	Office Held	Principal Occupation
Stephen J. Luczo	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	CEO and Director	Chief Executive Officer of Seagate Technology

William D. Watkins	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	President, Chief Operating Officer and Director	President, Chief Operating Officer and Director of Seagate Technology

William L. Hudson	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Executive Vice President, General Counsel and Corporate Secretary	Executive Vice President, General Counsel and Corporate Secretary of Seagate Technology

Charles C. Pope	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Executive Vice President, Finance and Chief Financial Officer	Executive Vice President, Finance and Chief Financial Officer of Seagate Technology

Jeremy Tennenbaum	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Executive Vice President, Business Development and Strategic Planning	Executive Vice President, Business Development and Strategic Planning of Seagate Technology

Donald L. Waite	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Executive Vice President and Chief Administrative Officer	Executive Vice President and Chief Administrative Officer of Seagate Technology

Stephen P. Sedler	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Vice President, Taxes and International Trade Administration and Assistant Secretary	Vice President, Taxes and International Trade Administration and Assistant Secretary of Seagate Technology

Glen A. Peterson	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Vice President, Corporate Finance and Treasurer	Vice President, Corporate Finance and Treasurer of Seagate Technology

CUSIP No. 12328X107	13D	Page 17 of 21

Name	Business Address	Office Held	Principal Occupation
Walter Chang	c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands	Assistant Treasurer	Assistant Treasurer of Seagate Technology

David Bonderman	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Director	Director and President of TPG SAC Advisors III Corp. and its affiliates

James G. Coulter	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director	Director and Executive Vice President of TPG SAC Advisors III Corp. and its affiliates

James A. Davidson	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

Glenn H. Hutchins	c/o Silver Lake Partners 320 Park Avenue, 33rd Floor New York, New York 10022	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

David F. Marquardt	c/o August Capital Partners 2480 Sand Hill Road, Suite 101 Menlo Park, California 94025	Director	Managing Member of August Capital Management III, L.L.C. and its affiliates

David J. Roux	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Chairman of the Board of Directors	Managing Director of Silver Lake Partners, L.P. and its affiliates

Each person listed above is a citizen of the United States of America.

CUSIP No. 12328X107	13D	Page 18 of 21

Schedule B

Directors and Executive Officers of Silver Lake (Offshore) AIV GP Ltd.

Name	Business Address	Office Held	Principal Occupation or Employment
Alan Austin	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

James A. Davidson	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

Glenn H. Hutchins	c/o Silver Lake Partners 320 Park Avenue, 33rd Floor New York, New York 10022	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

David J. Roux	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

Ed Zander	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

Roger McNamee as designee of Integral Capital Partners SLP LLC	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

Kenneth Hao	c/o Silver Lake Partners 2725 Sand Hill Road, Suite 150 Menlo Park, California 94025	Director	Managing Director of Silver Lake Partners, L.P. and its affiliates

Hollie Moore	c/o Silver Lake Partners 320 Park Avenue, 33rd Floor New York, New York 10022	Director	Director of Silver Lake Partners, L.P. and its affiliates

Each person listed above is a citizen of the United States of America.

CUSIP No. 12328X107	13D	Page 19 of 21

Schedule C

Directors and Executive Officers of TPG SAC Advisors III Corp.

Name	Business Address	Office Held and Principal Occupation or Employment
David Bonderman	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Director and President

James G. Coulter	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Executive Vice President

William S. Price	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Executive Vice President

Justin Chang	c/o Texas Pacific Group 345 California Street, Suite 3300 San Francisco, California 94104	Director and Vice President

James O’Brien	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President and Treasurer

Richard A. Ekleberry	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President and Secretary

Eugene Frantz	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President

Jonathan Levinson	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Vice President

Linda Rogenski	c/o Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102	Assistant Secretary

Each person listed above is a citizen of the United States of America.

CUSIP No. 12328X107	13D	Page 20 of 21

Schedule D

Members of August Capital III, L.L.C.

Name	Business Address	Office Held and Principal Occupation or Employment
John R. Johnston	2480 Sand Hill Road, Suite 101 Menlo Park, CA 94025	Investment Member

Andrew S. Rappaport	2480 Sand Hill Road, Suite 101 Menlo Park, CA 94025	Investment Member

David F. Marquardt	2480 Sand Hill Road, Suite 101 Menlo Park, CA 94025	Investment Member

Each person listed above is a citizen of the United States of America.

CUSIP No. 12328X107	13D	Page 21 of 21

EXHIBIT INDEX

Exhibit 1	Agreement of Joint Filing (filed herewith).

Exhibit 2	Reference to Mark G. Wilson as Attorney-in-Fact (filed herewith).

Exhibit 3	Agreement and Plan of Merger, dated as of July 18, 2003, by and among the Issuer, Borg Merger Sub I, Inc., Borg Merger Sub II, Inc., Borg Merger Sub III, Inc., SSCH and Crystal (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K, filed by the Issuer on July 25, 2003, File No. 000-24720).

Exhibit 4	First Amendment to Agreement and Plan of Merger, dated as of August 29, 2003, by and among the Issuer, Borg Merger Sub I, Inc., Business Objects Americas, Inc. (as assignee of Borg Merger Sub II, Inc.), Borg Merger Sub III, Inc., SSCH and Crystal (incorporated by reference from Exhibit 2.2 of the Current Report on Form 8-K, filed by the Issuer on September 5, 2003, File No. 000-24720).

Exhibit 5	Amended and Restated Stockholders Agreement, dated as of October 15, 2003, by and among the Issuer, New SAC, CB Cayman and certain shareholders of New SAC (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K, filed by the Issuer on October 17, 2003, File No. 000-24720).

Exhibit 6	Amended and Restated Stockholders Agreement, dated as of October 15, 2003, by and among the New SAC, CB Cayman and certain shareholders of New SAC (filed herewith).